Exhibit 99.1

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014

Ad hoc: Comment on withdrawn non-binding offer

Hamburg, Germany – Evotec SE (Frankfurt Stock Exchange: EVT, SDAX/TecDAX, Prime Standard, ISIN: DE 000 566480 9, WKN 566480; NASDAQ: EVO)

Evotec SE has taken notice of the statement made by Halozyme Therapeutics Inc. on 22 November, stating that it has withdrawn its non-binding proposal to acquire Evotec SE (NASDAQ: EVO) ("Evotec") for EUR11.00 per share in cash.

The Management Board and Supervisory Board of Evotec, together with its advisors, have been in the process of thoroughly assessing the Non-Binding Proposal submitted by Halozyme in a letter dated 13 November 2024, in which it expressed an interest in a combination of Halozyme with Evotec.

The Management Board and Supervisory Board continue to have strong conviction in the Company’s standalone strategy, which is expected to accelerate growth, strengthen the long-term profitability of the Company and deliver significant value to shareholders.

– End of the ad hoc release –

Contact: Volker Braun, EVP Head of Global Investor Relations & ESG, Evotec SE, Manfred Eigen Campus, Essener Bogen 7, 22419 Hamburg, Germany, Phone: +49 (0) 151 1940 5058 (m), volker.braun@evotec.com